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SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

CHANGE IN DIRECTORATE

Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from 13 January 2009, Mr. Henry Shaw (“Mr. Shaw”) retired as a Class I Independent Non-Executive Director of the Company (“Class I Director”).

Mr. Shaw, initially appointed as a Class I Director of the Company on 25 September 2001 and re-appointed as a Class I Director on 18 March 2004, 6 May 2005 and 2 June 2008, respectively, resigned as a Class I Director on 13 January 2009. Mr. Shaw has confirmed with the Company that he had tendered his resignation as he wished to focus more on his other businesses, that he had no disagreement with the board of directors and that there are no other matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company. The Company would like to take this opportunity to thank Mr. Shaw for his valuable service and contribution to the Company.

Save for the information disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

Semiconductor Manufacturing International Corporation

Richard R. Chang

Chief Executive Officer

Shanghai, PRC

14 January 2009